SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

Versaille Investment Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

2601 Cambridge Court, Suite 206

Auburn Hills, Michigan  48326

TELEPHONE NUMBER:

(248) 377-9569

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

Mr. George Wells

2601 Cambridge Court, Suite 206

Auburn Hills, Michigan  48326

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes

/  /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the President of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Auburn Hills and State of Michigan on this 7th day of November, 2011.

ATTEST:	Versaille Investment Trust

/s/ George Wells	/s/ George Wells
By: George Wells, Secretary	By: George Wells, President